June 15, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AXIS Capital Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 001-31721

Dear Mr. Rosenberg:

We are responding to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2011, concerning AXIS Capital Holdings Limited’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010. For the convenience of the Staff, we have repeated your comments (displayed in italics) immediately before our responses.

Based on our consideration of the Staff’s comments, and as set forth in our responses below, we intend to include disclosures similar to those proposed herein for future annual and/or quarterly (as applicable) filings.

Notes to Consolidated Financial Statements

5. Investments

Gross Unrealized Losses, page 138

1.	In light of severity and duration of unrealized losses of asset-backed securities at December 31, 2010, and the weighted average credit rating BBB- of the asset-backed securities, please tell us why you believe these unrealized losses are recoverable. Please address ASC 320-10-35A through 35I in your response.

Response

In considering the guidance in ASC 320-10-35 paragraphs 33A through 33I, we provide the following response.

Virtually all of the unrealized loss position greater than 12 months for the Company’s asset-backed securities was related to collateralized loan obligation (“CLO”) debt-tranched securities and, based on the present value of cash flows expected to be collected (“projected cash flows”), the Company did not anticipate credit losses on these securities at December 31, 2010.

To estimate the projected cash flows for each CLO debt-tranched security, the Company placed more weight on the following factors:

•	actual default and loss severity rates during 2010 and the past two years;

•	recent collateral spreads;

•	timeliness of scheduled interest payments since the acquisition date;

•	current value of underlying collateral and subordination level to absorb estimated credit losses for the CLO structure;

•	current credit rating; and

•	recent Standard & Poor’s 12-month forecast of projected default rate for U.S. corporate speculative-grade securities.

The Company’s projected cash flows are most sensitive to the following key inputs: default rate, loss severity rate and collateral spreads (as disclosed on page 144). Due to the significant unprecedented global fiscal stimulus after the financial crisis, actual default rates on the underlying collateral for the Company’s CLO debt-tranched securities improved significantly and most were at or near historic lows at December 31, 2010. Furthermore, in 2010 Standard & Poor’s significantly reduced their 12-month forecast of projected default rate for U.S. corporate speculative-grade securities. Notwithstanding these favorable market developments, to maintain conservative projected cash flows in light of the volatility in the default and loss severity rates in recent years, the Company continued to maintain higher annualized default rate assumption than the recent Standard & Poor’s 12-month forecast as well as a higher annualized loss severity rate assumption than normalized level pre-financial crisis. Based on the underlying collateral values and Company’s projected cash flows at December 31, 2010, these CLO debt-tranched securities have sufficient credit protection levels to receive all contractually obligated principal and interest payments. Accordingly, the Company concluded that the unrealized loss position for the CLO debt-tranched securities were temporarily depressed at December 31, 2010 and were expected to recover as the underlying assets continue to generate the cash required to service the CLO debt-tranched securities or sooner, if market spreads return to more normalized levels.

At December 31, 2010, the Company’s intent was to continue to hold and collect contractual cash flows from the CLO debt-tranched securities. Furthermore, given the Company’s strong liquidity, it was more likely than not that the Company would not be required to sell these securities before the anticipated recovery of their amortized costs. Therefore, there was no credit impairment for the CLO debt-tranched securities at December 31, 2010.

The Company considered providing disclosures in future periodic filings consistent with the above response but, in the context of the overall materiality (total CLO debt carrying value was $43 million or 0.4% of total investments at December 31, 2010), the Company believes the disclosure made on page 144 was sufficient to provide users an understanding of its recoverability assessment for these securities.

Notes to Consolidated Financial Statements

17. Income Taxes, page 169

2.	Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulations S-X.

Response

The Company considered disclosure of the distribution of its income before taxes between domestic and foreign operations; however, believed that such disclosure would not provide meaningful benefit to investors/potential investors in a Bermuda-domiciled issuer or aid such readers in making an informed investment decision about the Company. In addition, the Company’s pre-tax income by jurisdiction can materially be understood via the effective tax rate reconciliation provided on page 172 of the Company’s Form 10-K. However, in light of your comment, the Company proposes to expand its Income Taxes footnote in future Annual Reports on Form 10-K to include the disclosure set forth in Exhibit A on page four of this letter.

* * *

In addition, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to these comments or require additional information, please contact me at (441) 405-2695.

Very truly yours,

/s/ Albert Benchimol
Albert A. Benchimol
Executive Vice President and Chief Financial Officer

cc:	Mr. Mark Parkin, Deloitte & Touche LLP

Mr. Stephen Kuzyk, Deloitte & Touche Ltd.

EXHIBIT A

The following table presents the distribution of income before income taxes between domestic and foreign jurisdictions:

Year ended December 31,	2011	2010	2009

Bermuda		$713,100	$404,575
Other		182,303	135,286

Total income before income taxes	$	$895,403	$539,861